Exhibit 99.1

Consolidated Financial Statements

Response Biomedical Corporation

(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

Three and Nine Month Periods Ended September 30, 2011 and 2010

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])	September 30	December 31,
	2011	2010
	$	$

ASSETS
Current
Cash	1,789,925	4,330,117
Trade receivables, net	1,069,659	1,218,670
Other receivables	56,259	100,885
Inventories [note 6]	2,686,854	3,040,755
Prepaid expenses and other	520,782	201,853
Total current assets	6,123,479	8,892,280
Long-term prepaid expenses	61,400	61,400
Restricted investments [note 8[iii]]	1,002,185	905,112
Property, plant and equipment	8,708,235	9,599,605
Intangible assets	40,814	65,534
	15,936,113	19,523,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable, accrued liabilities [note 7]	2,654,395	1,673,465
Lease inducements - current portion [note 8]	168,939	168,939
Repayable leasehold improvement allowance, current portion [note 8]	322,907	297,449
Deferred revenue - current portion [note 9]	528,246	550,379
Total current liabilities	3,674,487	2,690,232
Lease inducements [note 8]	1,745,696	1,872,399
Repayable leasehold improvement allowance [note 8]	6,538,880	6,784,345
Deferred revenue [note 9]	90,191	122,880
	12,049,254	11,469,856
Commitments and contingencies [notes 12 and 16]
Shareholders’ equity
Share capital	96,945,332	96,945,332
Contributed surplus	13,047,025	12,627,522
Deficit	(106,105,498)	(101,518,779)
Total shareholders’ equity	3,886,859	8,054,075
	15,936,113	19,523,931

See accompanying notes

On behalf of the Board:

/s/ Peter A. Thompson                                                                                                                   /s/ Lewis J. Shuster
Dr. Peter A. Thompson (Director)                                                                                                Lewis J. Shuster (Director)

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS, AND DEFICIT
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])

	Three Months Ended		Nine Months Ended
		September 30		September 30
	2011	2010	2011	2010
	$	$	$	$
		Restated [note 4]		Restated [note 4]

REVENUE
Product sales [note 13]	1,563,841	1,542,230	6,277,920	5,057,188
Cost of sales [notes 6 and 10[d]]	1,284,556	1,592,502	5,065,648	4,800,381
Gross profit on product sales	279,285	(50,272)	1,212,272	256,807

Contract service fees and revenues from collaborative research arrangements [note 13]	7,534	10,771	462,762	300,805
	286,819	(39,501)	1,675,034	557,612
EXPENSES
Research and development [note 10[d]]	802,502	1,261,440	2,093,553	3,903,313
General and administrative [notes 10[d] and 11]	1,399,778	663,484	2,855,066	2,229,488
Marketing and business development [note 10[d]]	224,190	382,622	797,368	1,045,945
	2,426,470	2,307,546	5,745,987	7,178,746

OTHER EXPENSES (INCOME)
Interest expense [note 8[iii]]	190,085	201,889	589,046	616,719

Interest income	(3,657)	(4,880)	(14,047)	(6,380)
Foreign exchange loss (gain)	(125,307)	37,730	(59,233)	42,744
	61,121	234,739	515,766	653,083

Loss and comprehensive loss for the period	(2,200,772)	(2,581,786)	(4,586,719)	(7,274,217)

Loss per common share - basic and diluted	(0.06)	(0.07)	(0.12)	(0.25)
Weighted average number of common shares
outstanding	38,950,262	34,742,784	38,950,262	28,593,170

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])

	Common Stock			Contributed Surplus	Deficit	Total Shareholder Equity
	Issued and Outstanding
	# of shares		$	$	$	$
Balance at December 31, 2010	38,950,262	96,945,332		12,627,522	(101,518,779)	8,054,075
Net loss	-	-		-	(4,586,719)	(4,586,719)
Stock-based compensation expense	-	-		419,503	-	419,503

Balance at September 30, 2011	38,950,262	96,945,332		13,047,025	(106,105,498)	3,886,859

		Common Stock		Contributed Surplus	Deficit	Total Shareholder Equity
	Issued and Outstanding
Restated [note 4]	# of shares	$		$	$	$
Balance at December 31, 2009	25,467,152	89,015,372		12,068,038	(91,436,868)	9,646,542
Net loss					(7,274,217)	(7,274,217)
Private placement, net of issue costs [note 10(b)]	13,333,333	7,474,920		-	-	7,474,920
Exercise of stock options	270	324		-	-	324
Reclassification of stock based compensation on exercise of stock options		162		(162)	-	-
Stock-based compensation expense		-		459,369	-	459,369

Balance at September 30, 2010	38,800,755	96,490,778		12,527,245	(98,711,085)	10,306,938

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP [note 2])
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
		Restated [note 4]		Restated [note 4]

OPERATING ACTIVITIES
Loss for the period	(2,200,772)	(2,581,786)	(4,586,719)	(7,274,217)
Add (deduct) items not involving cash:
Amortization of plant and equipment	308,847	330,020	958,797	990,275
Amortization of intangible assets	8,240	17,080	24,720	50,301
Amortization of deferred lease inducements [note 8]	(42,235)	(42,234)	(126,703)	(126,702)
Restricted investments	(91,084)	(1,385)	(97,073)	(933)
Stock-based compensation [note 10[d]]	118,346	122,121	419,503	459,369
Foreign exchange	(42,686)	21,550	(66,079)	(2,147)
Changes in non-cash working capital
Trade receivables	279,342	211,877	149,011	273,894
Other receivables	22,313	3,805	44,626	(13,817)
Inventories	(246,112)	(225,118)	353,901	(1,897,148)
Prepaid expenses and other	(283,472)	134,342	(318,929)	40,737
Accounts payable and accrued liabilities	1,225,286	(742,854)	980,930	344,666
Deferred revenue	287,045	170,311	(54,822)	195,145
Cash used in operating activities	(656,942)	(2,582,271)	(2,318,837)	(6,960,577)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(42,055)	(30,865)	(67,427)	(60,138)
Purchase of intangible assets	-	(2,950)	-	(19,594)
Cash used in investing activities	(42,055)	(33,815)	(67,427)	(79,732)

FINANCING ACTIVITIES
Repayment of repayable lease inducement [note 8(iii)]	(75,353)	(67,537)	(220,007)	(197,189)
Proceeds from issuance of common shares	-	7,474,920	-	7,474,920
Proceeds from exercise of stock options	-	-	-	324
Cash (used in) provided by in financing activities	(75,353)	7,407,383	(220,007)	7,278,055

Effect of changes in foreign currency rates
on cash and cash equivalents	42,686	(21,550)	66,079	2,147

(Decrease) Increase in cash during the period	(731,664)	4,769,747	(2,540,192)	239,893
Cash and cash equivalents, beginning of period	2,521,589	543,617	4,330,117	5,073,471
Cash and cash equivalents, end of period	1,789,925	5,313,364	1,789,925	5,313,364

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia).  The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks.  Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP® System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins.  A large variety of biological molecules and inorganic materials can be targeted. Accordingly, the RAMP® technology is applicable to multiple distinct market segments and many products within those segments.  RAMP® tests are now commercially available for use in the early detection of heart attack, congestive heart failure, influenza A+B, the respiratory syncytial virus, environmental detection of West Nile Virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) on a going concern basis. The Company issued its audited annual consolidated financial statements for the year ended December 31, 2010 in accordance with Canadian GAAP and also provided a reconciliation of the differences between Canadian GAAP and U.S. GAAP in Note 18 to those audited annual consolidated financial statements. These unaudited interim consolidated financial statements may not include all the disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the restated annual audited consolidated financial statements for the year ended December 31, 2010 filed with the appropriate securities commissions. The results of operations for the three and nine month periods ended September 30, 2011 and 2010 are not necessarily indicative of the results for the full year.

The Company has sustained continuing losses since its formation resulting in a deficit of $106,105,498 as at September 30, 2011 and has not generated positive cash flow from operations. There is significant uncertainty about the Company’s ability to continue as a going concern.

Management has been able, thus far, to finance the operations through a series of equity financings. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all.  In view of these conditions, the ability of the Company to continue as a going concern is dependent upon its ability to obtain such financing and, ultimately, on achieving profitable operations.  The outcome of these matters cannot be predicted at this time.  The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

1. DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY (Cont’d)

The Company and industry is affected by seasonality, including governmental budget cycles.  Accordingly, revenues, sales volumes and operating results for interim quarters are not necessarily indicative of the results that may be expected for the full fiscal year.

The accompanying unaudited consolidated interim financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at September 30, 2011 and its results of operations and its cash flows for the periods  then ended and for all such periods presented.

2. CHANGE IN GENERALLY ACCEPTED ACCOUNTING POLICIES

The Company’s policies under U.S. GAAP are consistent with those as presented in the audited annual consolidated financial statements as at and for the year ended December 31, 2010 in all material respects.   The Company historically prepared its consolidated financial statements in conformity with Canadian generally accepted accounting principles  and provided a supplemental reconciliation to U.S. GAAP. Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for its consolidated financial statements. These consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in accordance with U.S. GAAP. These adjustments resulted in an increase in deficit of $736,558, a decrease in share capital of $69,288 and increase in contributed surplus of $805,846 as at January 1, 2011. These differences are outlined in our annual audited consolidated financial statements for the year ended December 31, 2010 in Note 18.

The Company’s other significant accounting policies are disclosed in note 2 of its audited consolidated financial statements as at and for the year ended December 31, 2010. There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2010.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

Effective December 31, 2010 the Company adopted the provisions of FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168") - a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. Under the provisions of SFAS 168, the Codification will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will became non-authoritative.  The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In the first quarter of 2011, the Company adopted Accounting Standards Codification (ASC) Subtopic 605-25, Revenue Recognition - Multiple-Element Arrangements (ASC Subtopic 605-25). ASC Subtopic 605-25 provides principles for allocation of consideration among multiple-elements in an arrangement, allowing more flexibility in identifying and accounting for revenue from separate deliverables under an arrangement. ASC Subtopic 605-25 introduces an estimated selling price method for allocating revenue to the elements of a bundled arrangement if

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

3.  RECENT ACCOUNTING PRONOUNCEMENTS (Cont’d)

vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASC Subtopic 605-25 did not have a material effect on our consolidated financial statements.

In the first quarter of 2011, the Company adopted Accounting Standards Codification (ASC) Subtopic 605–28,  Milestone Method of Revenue Recognition (ASC Subtopic 605-28). This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard is effective for periods beginning after January 1, 2011. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

In the second quarter of 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 eliminates the option to present other comprehensive income in the statement of changes in equity and provides the option to present the components of net income and comprehensive income in either one combined financial statement or two consecutive financial statements. We currently present the components of comprehensive income in our Consolidated Statements of loss, comprehensive loss and deficit. The adoption of ASU 2011-05 did not affect our operating results, cash flows or financial position.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4. PRIOR PERIOD RESTATEMENT

The comparative financial information for the three and nine month periods ending September 30, 2010 has been restated. An adjustment for royalty costs included in cost of sales originally reflected in the fourth quarter of 2010 has been restated to each quarter in 2010. The impact of this restatement is to increase cost of sales by $28,527 for the three months ended September 30, 2010, with a cumulative increase of $192,806 for the nine months as at and ending September 30, 2010.

The effect of these adjustments on the consolidated balance sheet as at September 30, 2010 is summarized below:

	As previously reported	Adjustment	As Restated
	$	$	$
Accounts payable and accrued liabilities	1,725,864	192,806	1,918,670
Deficit	(98,518,279)	(192,806)	(98,711,085)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the three months ended September 30, 2010 is summarized below:
	As previously reported	Adjustment	As Restated
	$	$	$
Cost of sales	1,563,975	28,527	1,592,502
Loss and comprehensive loss for the year	(2,553,259)	(28,527)	(2,581,786)

The effect of these adjustments on the consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2010 is summarized below:
	As previously reported	Adjustment	As Restated
	$	$	$
Cost of sales	4,607,575	192,806	4,800,381
Loss and comprehensive loss for the year	(7,081,411)	(192,806)	(7,274,217)

The effect of these adjustments on the consolidated statement of cash flows for the three months ended September 30, 2010 is summarized below:
	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the year	(2,553,259)	(28,527)	(2,581,786)
Accounts payable and accrued liabilities	(771,381)	28,527	(742,854)
Cash used in operating activities	(2,582,271)	-	(2,582,271)

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

4. PRIOR PERIOD RESTATEMENT (Cont’d)

The effect of these adjustments on the consolidated statement of cash flows for the nine months ended September 30, 2010 is summarized below:
	As previously reported	Adjustment	As Restated
	$	$	$
Loss and comprehensive loss for the year	(7,081,411)	(192,806)	(7,274,217)
Accounts payable and accrued liabilities	151,860	192,806	344,666
Cash used in operating activities	(6,960,577)	-	(6,960,577)

5. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash, trade receivables, other receivables, accounts payable and accrued liabilities, the carrying amounts approximate fair values due to their short-term nature.

Available-for-sale financial instruments are initially measured at fair value with subsequent changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.  Held-to-maturity investments are measured at amortized cost using the effective interest method with changes in amortized cost recorded to net income.  Loans and receivables and other financial liabilities are initially measured at amortized cost with subsequent changes in amortized cost recorded to net income.  Transaction costs (except for transaction costs related to held-for-trading financial statements which are expensed as incurred) are included in the carrying amounts of financial instruments as they are carried on the balance sheet.

The Company has classified its cash as held-for-trading.  Restricted investments are classified as held-to-maturity.  Trade receivables and other receivables are classified as loans and receivables.  Accounts payable, accrued and other liabilities and repayable leasehold improvement allowance are classified as other financial liabilities.

Risks

The Company’s activities expose it to various risks including liquidity risk, credit risk and market risks such as currency risk, interest rate risk and other price risk.  The Company’s risk management activities are designed to mitigate possible adverse side effects on the Company’s performance with a primary focus on preservation of capital.  Risk management activities are managed by the finance and accounting department.  There have been no significant changes in risk since the end of December 31, 2010, the last completed fiscal year that would affect the fairness of the presentation of financial data at this date, other than the change to credit risk as a result of the allowance for doubtful accounts that was recorded during the period as a result of the issues surrounding the termination of the Sales and Distribution agreement with Roche Diagnostics as discussed in more detail in note 16.  As at September 30, 2011, the Company had an allowance for doubtful accounts of $67,750 (December 31, 2010: nil).

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

6. INVENTORIES
	September 30, 2011	December 31, 2010
	$	$
Raw materials	776,881	876,181
Work in process	507,375	567,777
Finished goods	1,402,598	1,596,797
	2,686,854	3,040,755

The carrying value of inventory as at September 30, 2011 includes a provision for lower of cost and net realizable value in the amount of $341,027 [December 31, 2010 - $222,453].  For the three and nine month periods ended September 30, 2011, inventory write-downs and obsolescence charges were ($13,323) and $385,38 [2010 - $123,969 and $262,369].

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprise:
	September 30, 2011	December 31, 2010
	$	$
Trade accounts payable	746,632	717,648
Employee related accounts payable and accruals	885,289	391,760
Other accrued liabilities	1,022,474	564,057
Total Accounts payable and accrued liabilities	2,654,395	1,673,465

In accordance with Accounting Standards Codification Subtopic 420-10, Exit or Disposal Cost Obligation, included in employee related accruals are costs related to restructuring activities that commenced in September, 2010, focusing on a 25% reduction in the workforce.

	2011	2010
	$	$
Balance at December 31	240,949	-
Additional terminations under the plan	931,063	2,788
Payments made during the period	(366,134)	-
Balance as at September 30	805,878	2,788

The liability is measured using fair value at the date of termination.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

8.  LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year facility lease agreement [Note 12[e][i]].  The agreement provides for lease inducements to be provided by the landlord to the Company.

		Accumulated	Net book
	Cost	reduction	value
	$	$	$
September 30, 2011
Rent-free inducement [i]	814,164	199,017	615,147
Non-repayable leasehold improvement allowance [ii]	1,700,800	401,312	1,299,488
	2,514,964	600,329	1,914,635
Repayable leasehold improvement allowance [iii]	7,814,418	952,631	6,861,787
	10,329,382	1,552,960	8,776,422

December 31, 2010
Rent-free inducement [i]	814,164	158,308	655,856
Non-repayable leasehold improvement allowance [ii]	1,700,800	315,318	1,385,482
	2,514,964	473,626	2,041,338

Repayable leasehold improvement allowance [iii]	7,814,418	732,624	7,081,794
	10,329,382	1,206,250	9,123,132

	September 30	December 31,
	2011	2010
Summarized as to:	$	$
Current Portion
Rent-free inducement [i]	54,278	54,278
Non-repayable leasehold improvement allowance [ii]	114,661	114,661
	168,939	168,939
Repayable leasehold improvement allowance [iii]	322,907	297,449
Current Portion	491,846	466,388

Long-Term Portion
Rent-free inducement [i]	560,869	601,578
Non-repayable leasehold improvement allowance [ii]	1,184,827	1,270,821
	1,745,696	1,872,399
Repayable leasehold improvement allowance [iii]	6,538,880	6,784,345
Long-Term Portion	8,284,576	8,656,744

Total	8,776,422	9,123,132

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

8.  LEASE INDUCEMENTS (Cont’d)

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

[i]
In 2007, the Company negotiated a long-term facility lease agreement which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008.  The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease as a reduction to rental expense.  Amortization expense for the three and nine month periods ended September 30, 2011 amounted to $13,570 and $40,708 [2010 - $13,569 and $40,708].

[ii]
The Company received a non-repayable allowance for an amount of $1.7 million for expenditures related to general upgrades to the facility.  The lease inducement benefit arising from the non-repayable leasehold improvement allowance is being amortized on a straight-line basis over the balance of the term of the lease beginning April 1, 2008 as a reduction to rental expense.  Amortization expense for three and nine month periods ended September 30, 2011 amounted to $28,665 and $85,995 [2010 - $28,665 and $85,995].

[iii]
The Company received a repayable leasehold improvement for an amount of $7.8 million used for additional improvements to the facility.  This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $88,500 per month including interest calculated at an interest rate negotiated between the Company and the landlord.  Principal repayments for the three and nine month periods ended September 30, 2011 amounted to $75,352 and $220,006 [2010 - $67,536 and $197,187].  Interest payments for the three and nine month periods ended September 30, 2011 amounted to $190,085 and $576,304 [2010 - $197,900 and $599,122].

Future principal and interest repayments due to be paid are estimated as follows:

	Principal	Interest	Total
September 30	$	$	$
2012	322,907	738,839	1,061,746
2013	360,274	701,472	1,061,746
2014	401,964	659,782	1,061,746
2015	448,479	613,267	1,061,746
2016	500,377	561,369	1,061,746
Thereafter	4,827,786	1,896,605	6,724,391
	6,861,787	5,171,334	12,033,121

To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 collateralized by a term deposit with market value of $883,809 [2010 - $871,980], which is presented as part of restricted investments in the long-term asset section of the consolidated balance sheets.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

9. DEFERRED REVENUE

	September 30	December 31,
	2011	2010
	$	$
Beginning balance:
Product sales	154,333	169,279
Contract service fees and revenues from
collaborative research arrangements	518,926	515,701
Additions:
Product sales	632,293	308,244
Contract service fees and revenues from
collaborative research arrangements	-	176,560
Recognition of revenue:
Product sales	(225,187)	(323,190)
Contract service fees and revenues from
collaborative research arrangements	(461,928)	(173,335)
Ending balance:
Product sales	561,439	154,333
Contract service fees and revenues from
collaborative research arrangements	56,998	518,926
	618,437	673,259

Summarized as to:
Current Portion
Product sales	499,747	66,641
Contract service fees and revenues from
collaborative research arrangements	28,499	483,738
Current Portion	528,246	550,379

Long-Term Portion
Product sales	61,692	87,692
Contract service fees and revenues from
collaborative research arrangements	28,499	35,188
Long-Term Portion	90,191	122,880

Total	618,437	673,259

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

The Company closed a private placement on July 28, 2010 consisting of 13,333,333 common shares at a price of $0.60 per share, for total gross proceeds of $8,000,000 before share issuance costs of $525,080 for net proceeds of $7,474,920.

[c]	Stock option plan

At the Annual General Meeting held June 3, 2008, the Company’s shareholders’ approved a new stock option plan (“2008 Plan”) to be compliant with the Toronto Stock Exchange (“TSX”) rules following   the   listing    of    the   Company’s   shares   on  the  TSX  in  December 2007.Of the 1,700,000 stock options authorized for grant under the 2008 Plan, 1,016,486 stock options are available for grant at September 30, 2011.

At September 30, 2011, the following stock options were outstanding:

Options outstanding				Options exercisable
September 30, 2011				September 30, 2011

Range of e xercise price	Number of shares under option	Weighted average remaining contractual life	Weighted average exercise price	Number of options currently exercisable	Weighted average exercise price
$	#	(years)	$	#	$
0.00 - 1.99	177,270	3.35	0.84	18,445	1.19
5.00 - 5.99	10,235	0.01	5.20	10,234	5.20
6.00 - 6.99	32,741	0.96	6.76	23,819	6.71
7.00 - 7.99	1,500	1.56	7.30	750	7.30
8.00 - 8.99	40,493	0.96	8.80	27,020	8.80
10.00 - 10.99	13,336	0.97	10.22	13,333	10.22
0.00 – 10.99	275,575	2.46	3.36	93,601	6.57

The options expire at various dates from October 3, 2011 to June 21, 2016.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (Cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2009	1,073,133	5.93
Options granted	130,238	0.42
Options forfeited	(333,468)	5.47
Options expired	(15,701)	6.01
Options exercised	(270)	1.20
Balance, December 31, 2010	853,932	5.27
Options granted	15,600	0.34
Options forfeited	(416,885)	6.12
Options expired	(177,072)	5.82
Balance, September 30, 2011	275,575	3.36

[d] Stock-based compensation

For the three and nine month periods ended September 30, 2011, the Company recognized compensation expense of $118,346 and $419,503 [2010 - $122,121 and $459,369] as a result of stock options granted to officers, directors and employees, with a corresponding credit to contributed surplus.

The following table shows stock-based compensation allocated by type of cost:

	Three Months Ended		Nine Months Ended
		September 30		September 30
	2011	2010	2011	2010
	$	$	$	$

Cost of sales	14,404	8,127	37,194	34,125
Research and development	5,240	28,816	24,808	89,251
Marketing and business development	31,181	12,416	90,365	39,188
General and administrative	67,521	72,762	267,136	296,805
	118,346	122,121	419,503	459,369

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

10. SHARE CAPITAL AND CONTRIBUTED SURPLUS (Cont’d)

[e]	Common share purchase warrants

At September 30, 2011, the following common share purchase warrants are outstanding:

	Number of common shares issuable
		Exercise price $
Issue Date			Expiry date
October 28, 2008	1,554,218	$2.00	October 28, 2011
October 31, 2008	145,945	$2.00	October 31, 2011
	1,700,163

The above warrants have subsequently expired un-exercised.

Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2009	6,169,829	2.36
Warrants issued	(149,507)	2.50
Balance, December 31, 2010	6,020,322	2.36
Warrants expired	(4,320,159)	2.50
Balance, September 30, 2011	1,700,163	2.00

11. RELATED PARTY TRANSACTIONS

The Company retained a law firm in which a corporate partner was a non-management member of the Board of Directors until May 3, 2010.  For the three and nine month period ended September 30, 2011, the Company incurred legal expenses from this law firm totaling $0 [2010 - $0 and $15,797] of which none remains outstanding.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12. COMMITMENTS

[a]	License agreements

[i]    The Company entered into an exclusive license agreement with the University of British Columbia (“UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith.  In consideration for these rights, the Company paid a non-refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology.

In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee.  Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred.    The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company.  For the three and nine month periods ended September 30, 2011, the Company incurred an expense of $2,500 and $8,500 [2010 - $2,750 and $8,250] for royalty and license fees.

[ii]
The Company entered into a non-exclusive license agreement, effective July 2005, as amended June 2008, to use and sublicense certain technology (“Technology”) for one of the Company’s cardiac tests.  In consideration for these rights, the Company paid a non-refundable license issuance fee of $2,000,000 in the first two years after execution of the agreement and is required to pay quarterly royalties on the sale of products that incorporate the Technology.  For the three and nine month periods ended September, 2011, the Company incurred an expense of $95,201 and $299,489 [2010 - $9,891 and $32,760] for royalty and license fees.

[iii]
The company entered into a non-exclusive license and supply agreement, effective June 30, 2009 to purchase certain proprietary materials “Materials” and use related intellectual property to manufacture, sell and have sold lateral flow immunoassay products.  In consideration for these rights, the Company is to pay a non-refundable, non-creditable license fee, of USD$85,000 in 17 equal quarterly payments of USD$5,000 commencing December 31, 2009.  For the three and nine month periods ended September 30, 2011, the Company incurred an expense of $4,952 and $14,655 [2010 - $5,079 and $20,317 for license fees.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12. COMMITMENTS (Cont’d)

The minimum annual purchase commitments for the above licenses are as follows:
Total
September 30,	$
2012	179,875
2013	168,845
2014	188,652
2015	198,084
2016	50,118
Thereafter	-
785,574

All royalty and license fees incurred are included in cost of sales.

[b]   Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its directors and officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may, or is required to indemnify its directors and officers against certain losses.  The Company's liability in respect of the indemnities is not limited.  The maximum potential of the future payments is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

 [c]   Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay.  To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these consolidated financial statements with respect to these indemnification obligations.

[d]	Supply agreement

The Company entered into a supply agreement, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test.  In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test.  The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the agreement.  For the three and nine month periods ended September 30, 2011, the Company incurred an expense of $3,368 and $36,604 [2010 - $13,324 and $21,934] for royalties to the supplier.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

12. COMMITMENTS (Cont’d)

[e]	Lease agreements

[i]
The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008.  Rent is payable from February 1, 2008 to January 31, 2023.  The Company is required to pay the landlord total gross monthly payments of approximately $160,000, which is comprised of base rent, administrative and management fees, estimated property taxes and repayments of the repayable leasehold improvement allowance [Note 8[iii]].

For the three and nine month periods ended September 30, 2011, $378,117 and $1,136,633 [2010 - $378,385 and $1,146,658] was incurred for expenses related to base rent, administrative and management fees, estimated property taxes, rent-free inducement and interest on repayments of the repayable leasehold improvement allowance offset by amortization of both the rent-free inducement [Note 8[i]] and non-repayable leasehold improvement allowance [Note 8[ii]].  These expenses are allocated to cost of sales, research and development, general and administrative, and market and business development expenses.

[ii]	The Company entered into a number of operating leases for administrative equipment.

[iii]	The minimum annual cost of lease commitments is estimated as follows:

	Premise*	Equipment	Total
September 30,	$	$	$
2012	2,004,453	51,898	2,056,351
2013	2,041,410	51,898	2,093,308
2014	2,080,336	51,898	2,132,234
2015	2,121,366	51,898	2,173,264
2016	2,164,646	30,274	2,194,920
Thereafter	14,882,132	-	14,882,132
	25,294,343	237,866	25,532,209

* Includes base rent, administrative and management fees, estimated property taxes and principal and interest payments on the repayable leasehold improvement allowance

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

13. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada.  The Company’s revenues are generated from product sales primarily in the United States, Europe, Asia and Canada.  Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

Customers that represent a concentration risk are those whose outstanding receivable is 10% or greater than the total balance or those customers who represent 10% or greater of our total revenue. For the three and nine month periods ended September 30, 2011, $885,215 (57%) and $2,843,611 (45%) in product sales were generated from one customer [2010 - $894,274 (58%) and $3,120,030 (62%) from three customers].

Product sales by customer location were as follows:
	Three months ended		Nine months ended
		September 30		September 30
	2011	2010	2011	2010
	$	$	$	$
		Restated [note 4]		Restated [note 4]
Asia (Japan, China and Other)	1,072,964	892,899	4,175,917	3,216,392
United States	191,909	292,217	1,105,635	901,069
Europe and Middle East	210,203	161,113	795,832	558,451
Canada	14,914	14,559	46,074	42,305
Other	73,851	181,442	154,462	338,971
Total	1,563,841	1,542,230	6,277,920	5,057,188

Product sales by type of product were as follows:

	Three months ended		Nine months ended
		September 30		September 30
	2011	2010	2011	2010
	$	$	$	$
		Restated [note 4]		Restated [note 4]
Clinical products	1,429,981	1,249,385	4,995,322	4,449,469
Vector products (West Nile Virus)	33,683	158,417	737,514	365,196
Bio-defense products	100,177	134,428	545,084	242,523
Total	1,563,841	1,542,230	6,277,920	5,057,188

For the three and nine month periods ended September 30, 2011, 100% of the Company’s contract service fees and revenues from collaborative research arrangements were generated from two customers [2010 – 100% from one and three customers respectively].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

13. SEGMENTED INFORMATION (Cont’d)

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:
	Three months ended		Nine months ended
		September 30		September 30
	2011	2010	2011	2010
	$	$	$	$
		Restated [note 4]		Restated [note 4]
Asia	7,125	8,797	13,377	26,391
Europe	-	-	-	132,789
United States	409	1,974	449,385	141,625
Total	7,534	10,771	462,762	300,805

14. ACCOUNTING FOR TAX UNCERTAINTIES

The amount of liability for unrecognized tax benefits as of September 30, 2011 and December 31, 2010 is nil.

The Company recognizes interest and penalties related to income taxes in interest income (expense).  To date, the Company has not incurred any significant interest and penalties.

15. COMPARATIVE FIGURES

In addition to the changes described in note 2, certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. CONTINGENCIES

On September 2, 2011, the Company received notification from Roche Diagnostics that they have terminated, effective September 30, 2011, the sales and distribution agreement between Roche and the Company dated June 25, 2008.  Roche Diagnostics terminated the agreement because the Company has not obtained the necessary approvals from the U.S. Food and Drug Administration (FDA) to permit Roche Diagnostics to market the Company’s cardiovascular tests for use in point-of-care settings in the United States using the RAMP® 200 Reader.  This termination gives rise to loss contingencies that have a reasonable possibility of occurring but for which the potential amount of loss cannot be reasonably estimated.

In addition, the circumstances leading to the financial statement adjustments described in note 4 of the restated audited consolidated financial statements, give rise to loss contingencies that are reasonably possible of occurrence but for which the potential amount of losses cannot be reasonably estimated.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011 and 2010
(Unaudited – Expressed in Canadian dollars)
(Prepared in accordance with U.S. GAAP)

17. SUBSEQUENT EVENTS

Subsequent to the quarter, there was additional turnover at the management level resulting in additional severance payments of up to $0.1 million which will be paid over 2011 and 2012 in addition to what is disclosed in note 7.